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Tyco International To Acquire Sigma Circuits

    HAMILTON, Bermuda and SANTA CLARA, Calif., June 2/PRNewswire/--Tyco Internation Ltd. (NYSE: TYC, LSE: TYI, BSX: TYC) (Tyco), a diversified manufacturing and service company, and Sigma Circuits, Inc. (Nasdaq: SIGA) (Sigma), a leading manufacturer of electronic interconnect products, announced today that they have entered into a definitive Merger Agreement purusant to which Tyco will purchase all of the outstanding common shares of Sigma.

    Under the Agreement, a subsidiary of Tyco will shrotly commence a tender offer to purchase all of Sigma's approximately 5.5 million shares of common stock and common stock equivalents for $10.50 per share in cash. The offer is conditioned on the tender of a majority of the outstanding shares of common stock on a fully diluted basis, regulatory approvals, and certain other conditions.

    Sigma, with estimated fiscal 1998 revenues of approximately $94 million, is headquartered in Santa Clara, California. They have four manufacturing facilities in California, three in Santa Clara, and one in Stockton. Sigma is a leading quick-turn manufacturer of specialized electronic interconnect products, including multilayer rigid printed circuit boards, backplane assemblies and subassemblies and flexible circuits. It will become part of the Tyco Printed Circuit Group, headquartered in Stafford, CT, one of the country's largest independent circuit board manufacturers.

    "The Tyco Printed Circuit Group's significant organic growth over the last three years has created a need for additional capacity. Sigma is an excellent fit with the Tyco Printed Circuit Group as it provides us with the capacity to expand our business organically. Sigma gives us west coast locations to produce complex multilayer circuit boards, backplanes and flexible cirucits which readily complement the product lines and customer base of our printed cirucit operations," said L. Dennis Kozlowski, Tyco's Chairman and Chief Executive Officer. Mr. Kozlowski also noted that the acquisition will provide an immediate positve contribution to Tyco's earnings.

    B. Kevin Kelly, President and Chief Executive Officer of Sigma stated, "This transaction provides superior value to our shareholders. We are a natural complement to the Tyco Printed Circuit Group, providing strategically located manufacturing capacity through which the Tyco Printed Circuit Group can continue its high rate of growth."

    Tyco International Ltd., a diversified manufacturing and service company, is the world's largest manufacturer and installer of fire protection systems, the largest provider of electronic security services, and has strong leadership positions in disposable medical products, packaging materials, flow control products, electrical and electronic components and undersea telecommunications systems. The company operates in more than 80 countries around the world and has expected annual revenues in excess of $13 billion.

                          FORWARD LOOKING INFORMATION

    Certain statements in this release are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All forward looking statements involve risks and uncertainties. In particular, any statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future sales, operating efficiencies and product expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of the Company, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include, among other things, overall economic and business conditions, the demand for the Company's goods and services, competitive factors in the industries in which the Company competes, changes in government regulation and the timing, impact and other

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uncertainties of future acquisitions.

SOURCE  Tyco International Ltd.

Company News On Call: http://www.prnewswire.com or fax 800-758-5804, ext 897850

CONTACT: J. Brad McGee, Senior Vice President of Tyco International (US) Inc., 603-778-9700 or B. Kevin Kelly, President and Chief Executive Officer of Sigma Circuits, Inc., 408-727-9169.

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